EXHIBIT 99.1

BROOKFIELD RENEWABLE TO ISSUE CDN$350 MILLION OF GREEN BONDS

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, April 01, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that it has agreed to issue CDN$350 million aggregate principal amount of medium-term notes (the “Additional Notes”), comprised of CDN$175 million aggregate principal amount of Series 11 Notes (the “Series 11 Notes”), due January 2029, with an effective interest rate1 of 3.57% and CDN$175 million aggregate principal amount of Series 12 Notes (the “Series 12 Notes”), due January 2030, with an effective interest rate1 of 3.62%.

The Additional Notes will be issued as a re-opening on identical terms, other than issue date and the price to the public, to the CDN$350 million principal amount of 4.25% Series 11 Notes, and the CDN$350 million principal amount of 3.38% Series 12 Notes, that were issued in September 2018 and 2019, respectively. The Series 11 and 12 Notes will be issued at a price of CDN$104.940 and CDN$98.042, respectively, plus accrued interest. Brookfield Renewable Partners ULC, a subsidiary of Brookfield Renewable, will be the issuer of the Additional Notes, which will be fully and unconditionally guaranteed by Brookfield Renewable and certain of its key holding subsidiaries.

The Additional Notes will be issued pursuant to a base shelf prospectus dated July 17, 2019 and a related prospectus supplement and pricing supplements to be dated April 1, 2020. The issue is expected to close on or about April 3, 2020 subject to customary closing conditions.

Brookfield Renewable intends to use the net proceeds from the sale of the Additional Notes to repay indebtedness incurred by Brookfield Renewable to fund Eligible Investments as defined in the Brookfield Renewable Green Bond and Preferred Securities Framework dated February 2020. The Green Bond and Preferred Securities Framework is available on Brookfield Renewable’s website.

The Additional Notes have been rated BBB+ by Standard & Poor's Rating Services and BBB (high) with a stable trend by DBRS Limited.

The Additional Notes are being offered through a syndicate of agents led by CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc., RBC Dominion Securities Inc., TD Securities Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc. and Mizuho Securities Canada Inc.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 19,000 megawatts of installed capacity and an approximately 13,000 megawatt development pipeline. Brookfield Renewable’s limited partnership units are listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $540 billion of assets under management.

Contact information:
Media:	Investors:
Claire Holland	Cara Silverman
Senior Vice President - Communications	Manager – Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	cara.silverman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing, the terms and the use of proceeds of the offering of Additional Notes. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.

1) Calculated as effective yield if held to maturity.